EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Three Months Ended March 31, 2005 and 2004
(Unaudited)
(In thousands, except per share data)
	2004	2003

Numerator for basic and diluted earnings per share:
Earnings available to common stockholders
before and after assumed conversions:
Earnings before cumulative effect of change in accounting principle	$16,202	14,616
Cumulative effect of change in accounting principle	-	54,697

Net earnings	$16,202	69,313

Denominator:
Basic earnings per share -
weighted-average shares	3,591	3,554

Effect of dilutive stock options	34	43

Diluted earnings per share -
adjusted weighted-average
shares for assumed conversions	3,625	3,597

Basic earnings per share:
Earnings before cumulative effect of change in accounting principle	$4.51	4.11
Cumulative effect of change in accounting principle	-	15.39

Net earnings	$4.51	19.50

Diluted earnings per share:
Earnings before cumulative effect of change in accounting principle	$4.47	4.06
Cumulative effect of change in accounting principle	-	15.21

Net earnings	$4.47	19.27